Exhibit (a)(5)(J)

Takeda Pharmaceutical Company Limited 1-1, DOSHOMACHI 4-CHOME, CHUO-KU, OSAKA 540-8645, JAPAN	News Release Contact: Public Relations +81-3-3278-2037 (Tokyo)

TAKEDA ANNOUNCES COMPLETION OF TENDER OFFER FOR ALL OUTSTANDING SHARES OF IDM PHARMA, INC.

OSAKA, Japan, and NEW YORK, New York, USA, June 23, 2009 — Takeda Pharmaceutical Company Limited (“Takeda”, TSE: 4502) today announced the completion of the tender offer made through Jade Subsidiary Corporation (“Jade”), a wholly owned subsidiary of Takeda America Holdings, Inc., which is a wholly owned subsidiary of Takeda, for all of the outstanding shares of IDM Pharma, Inc. (“IDM”, NASDAQ: IDMI) common stock for US$2.64 per share.  The offering period expired at midnight, New York City time, at the end of Monday, June 22, 2009.

According to the depositary for the offer, as of the expiration of the offering period, a total of approximately 21,842,929 shares of IDM common stock (including shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the tender offer and not properly withdrawn, representing approximately 86.4% of the outstanding shares of IDM.  All shares that were validly tendered and not properly withdrawn have been accepted for purchase.  Stockholders who validly tendered and did not properly withdraw their shares will promptly receive the tender offer price of US$2.64 per share, net to the seller in cash.  The offer price paid or payable for shares tendered in the tender offer is subject to any required tax withholding, and no interest will be paid thereon.

Jade expects to exercise promptly the option granted to it in the merger agreement to purchase additional shares of IDM common stock at US$2.64 per share, which will result in Jade owning more than 90% of the outstanding shares of IDM common stock.  Jade expects to acquire as soon as practicable all of the remaining outstanding shares of IDM common stock by means of a short-form merger under Delaware law. In the merger, Jade will merge with and into IDM, and IDM will become a direct wholly owned subsidiary of Takeda America Holdings, Inc.  Pursuant to the merger, each remaining outstanding share of IDM common stock (other than (1) any shares held by IDM as treasury stock or owned by Takeda America Holdings, Inc., Jade or any subsidiary of IDM, Takeda America Holdings, Inc. or Jade and (2) any shares held by a holder who has not voted in favor of or consented to the merger and who has properly demanded and perfected his, her or its right to be paid the fair value of such shares in accordance with Delaware law) will be automatically cancelled and converted into the right to receive the same US$2.64 per share as was paid in the tender offer.

About IDM Pharma, Inc.

IDM is focused on the development of innovative cancer products that either destroy cancer cells by activating the immune system or prevent tumor recurrence by triggering a specific adaptive immune response.  IDM is dedicated to maximizing the full therapeutic and commercial potential of its innovative products to address the needs of patients and the physicians who treat these patients.  For more information about the company and its products, visit www.idm-pharma.com.

About Takeda Pharmaceutical Company Limited

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals.  As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.  Additional information about Takeda is available through its corporate website, www.takeda.com.

Forward-Looking Statements

This press release includes forward-looking statements that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the anticipated timing of completion of the transaction; the ability to complete the transaction considering the various closing conditions; any statements of the plans, strategies and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  In addition, if and when the transaction is completed, there will be risks and uncertainties related to Takeda’s ability to successfully incorporate IDM’s assets into its business operations, the ability to complete post-approval development commitments for MEPACT and the contribution of MEPACT to Takeda’s European oncology franchise.  These and other risks and uncertainties are discussed in documents filed with the U.S. Securities and Exchange Commission by IDM, the tender offer documents filed by Takeda or its affiliates and the Solicitation/Recommendation Statement filed by IDM.  All forward-looking statements are based on information currently available to Takeda and IDM, and neither Takeda nor IDM assumes any obligation to update any such forward-looking statements or other statements included in this press release.

Important Additional Information Has Been Filed with the Securities Exchange Commission (“SEC”)

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of IDM.  Investors and security holders are urged to read both the Tender Offer Statement on Schedule TO filed by Takeda Pharmaceutical Company Limited, Takeda America Holdings, Inc. and Jade Subsidiary Corporation and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by IDM, as each has been subsequently amended and supplemented, regarding the tender offer because they contain important information.  The Tender Offer Statement and the Solicitation/Recommendation Statement were each initially filed with the SEC on May 26, 2009.  The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of IDM at no expense to them by contacting The Altman Group, the information agent for the tender offer, at (201) 806-7300 for banks and brokers or (866) 796-7182 for stockholders and all others.  These materials have been or will be sent free of charge to all stockholders of IDM.  In addition, all of these materials (and all other materials filed by IDM with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Takeda America at www.idm-pharma.com.

For all press enquiries please contact:

In Japan: Seizo Masuda +81 3 3278 2037 masuda_seizo@takeda.co.jp	In the United States: Manisha Pai +1 617 551-7877 Manisha.Pai@mpi.com

In Europe: Richard Kenyon +44 20 3116 8861 richard.kenyon@tpeu.co.uk